

16021554



UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549   **SEC**

~~Mail Processing~~

ANNUAL AUDITED REPORT ~~Section~~
FORM X-17A-5 ✱ MAR 08 2016
PART III
Washington DC
404

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SEC FILE NUMBER
8-25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2015____ AND ENDING____12/31/2015____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Access (a general partnership)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

17 Battery Place, 11th floor
_____
(No. and Street)

New York   New York   10004
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Goetchius   212   709-9453
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
_____
(Name – if individual, state last, first, middle name)

1301 Avenue of the Americas   New York   NY   10019
_____
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Arthur Goetchius _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Wall Street Access (a general partnership) _____ , as

of December 31 _____ , 20 15 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 201 7

_____
Notary Public

_____
Signature

_____
CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONIDTION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

WALL STREET ACCESS (a general partnership)

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement

Statement of Financial Condition   2

Notes to Financial Statement   3-12



COHN✦REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Partners
of Wall Street Access

We have audited the accompanying statement of financial condition of Wall Street Access (a General Partnership) (the "Partnership") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 8, 2016

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	1,779,382
Cash, segregated for the exclusive benefit of customers		171,887
Investments owned, at fair value		15,063,306
Due from broker		120,294
Due from affiliates		755,757
Property and equipment, net		247,660
Commissions and fees receivable		256,667
Prepaid expenses and other assets		477,399
Total assets	$	18,872,352

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Securities sold, not yet purchased, at fair value	$	475,604
Accounts payable and accrued expenses		896,434
Employee compensation payable		1,459,851
Due to Affiliates		193,537
Accrued interest payable		2,979
Total liabilities		3,028,405
Partners' capital		15,843,947
Total liabilities and partners' capital	$	18,872,352

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Wall Street Access ("WSA" or the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 100% by Wall Street Access Corporation (the "Parent"). WSA provides securities research and brokerage execution to institutional customers and acts as an equities market maker to institutional customers and other broker-dealers. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of the Financial Industry Regulatory Authority, Inc, ("FINRA"), and New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available for issuance on March 8, 2016. Subsequent events have been evaluated through this date.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Valuation of Investments and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Transfers between levels are recognized at the beginning of the reporting period.

Valuation Techniques

The Partnership values investments in common and preferred stock, exchanged traded funds, mutual funds limited partnerships, corporate bonds and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the

OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investments in private investment companies are included in Level 2 or 3 of the fair value hierarchy. In determining the level, the Partnership considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Partnership also considers the nature of the portfolios of the underlying companies and their ability to liquidate their underlying investments. If the Partnership has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of their hierarchy. If the Partnership does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in the Level 3 of the fair value hierarchy. In addition, investments which are not valued using the practical expedient are included in the Level 3 in the fair value hierarchy.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock and membership interests. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Fair Value - Valuation Processes

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Partnership designates the Management to oversee the entire valuation process of the Partnership's Level 3 investments. Management is separate from the Partnership's portfolio management and deal team, and reports to the Partnership's management. The Management is responsible for developing the Partnership's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Management reviews investments on a monthly basis, or more frequently as needed, to determine the valuations of the Partnership's Level 3 investments. Valuations determined by the Partnership are required to be supported by market data, industry accepted third-party pricing models, or other methods that Management deems to be appropriate, including the use of internal proprietary pricing models.

Since December 31, 2014, there have been no changes in valuation techniques within the Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on equity securities.

Gains on securities trading were earned by the Partnership by making markets in equities.

Dividends are recorded on the ex-dividend date.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its proprietary trading and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Income Taxes

The Partnership is a disregarded subsidiary in the Parent's consolidated tax return. The Parent pays no federal or state income taxes. The Parent is subject to certain local taxes including New York City general corporation business tax. The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent and its subsidiary companies are no longer subject to income tax examinations by major taxing authorities for years prior to 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At December 31, 2015, Wall Street Access Corp's consolidated tax group has a New York City net operating loss carryforward ("NOL") of approximately $11,603,000, which expire through 2032. The deferred tax asset from the Partnership's NOL is approximately $222,000. A valuation allowance for the full amount of the deferred tax asset has been established. The valuation allowance has been decreased by $35,000 at December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2015:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments (at fair value)				
Corporate bonds	$	$ 617,187	$ -	$ 617,187
Exchange Traded Funds				
Financial institutions	294,277	.	.	294,277
Limited Partnerships				
Electrical Services	15,164	-	-	15,164
Options				
Medical	3,200			3,200
Other	200			200
Preferred stock				
Insurance	118,845	-	-	118,845
Healthcare	98,095			98,095
Common stocks				
Financial institutions	1,235,856	.	-	1,235,856
Computer hardware & software	1,062,073			1,062,073
Natural resources	591,279			591,279
Insurance	1,405,114			1,405,114
Home furnishings	19,082			19,082
Data processing	2,281,200			2,281,200
Medical	563,744			563,744
Travel	266,203			266,203
Electrical Services	313,453			313,453
Food & Beverage	263,126			263,126
Communications	133,488			133,488
Healthcare	105,075			105,075
Other	239,050			239,050
Investments in private operating companies				
Financial Institutions			500,000	500,000
Real Estate			201,700	201,700
Investments in private investment companies				
Long / Short funds		384,867		394,867
Private equity			319,569	319,569
Arbitrage			735,019	735,019
Mutual funds				
Financial Institutions	3,286,420			3,286,420
Total	$ 12,294,944	$ 1,012,074	$ 1,756,288	$ 15,063,306

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

Liabilities (at fair value)

Corporate Bonds	$	-	$	475,604	$	-	$ 475,604
Total	$	-	$	475,604	$	-	$ 475,604

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2015:

		LEVEL 3						
	Beginning Balance January 1, 2015	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Transfers In and/or (Out) of Level 3	Ending Balance December 31, 2015	Unrealized Gains (Losses) for Investments Still Held at December 31, 2015
Assets (at fair value)								
Investments in private operating	$ 750,000 $		$ - $	(48,300) $	- $	- $	701,700 $	-
Investments in private investment companies	1,530,381	(88,168)	-	(6,363)	-	(381,262)	1,054,588	(82,192)
	$ 2,280,381 $	(88,188) $	- $	(54,663) $	- $	(381,262) $	1,756,288 $	(82,192)

4. Investments in certain entities that calculate net asset value per share

As of December 31, 2015, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 0% to 1.25% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and in unfunded commitments to private investment companies.

9

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

4. Investments in certain entities that calculate net asset value per share (continued)

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity long/short hedge funds (a)	$ 394,887	-	monthly	30 days
Private equity funds (b)	319,569	, -	On a liquidation event	-
Arbitrage (c)	735,019	-	Semi - annual	45 days
	$ 1,449,475			

(a) This category includes investments in a domestic hedge fund that invest in both long and short stocks, commodities and futures. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 2 of the fair value hierarchy in investments in private investment companies.

(b) This category includes several private equity funds which invest in other operating entities. These investments can never be redeemed with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2015, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds. These related investments are included in Level 3 of the fair value hierarchy in private investment companies.

(c) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair market value hierarchy in investments in private companies.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

---

5. Property and equipment

Details of property and equipment at December 31, 2015 are as follows:

Furniture and fixtures	$	325,166
Computer and equipment		339,443
Leasehold improvements		1,199,058
Computer software		78,062
		1,941,729
Less accumulated depreciation and amortization		1,694,069
	$	247,660

6. Off-balance sheet risk

In the normal course of business, the Partnership may enter into various transactions involving derivatives and other off-balance sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing broker, Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2015, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

At December 31, 2015, all principal securities positions were in possession or control of the clearing broker with the exception of the private investment companies and private operating investments. Credit exposure may result in the event the clearing broker is unable to fulfill their contractual obligations.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

███

8. Commitments and contingencies

The Partnership has two non-cancelable operating leases for office space expiring through June 2020. Future annual payments are as follows:

Year ending December 31,

2016	654,052
2017	672,529
2018	643,363
2019	121,429
2020	61,522
$	2,152,895

The Partnership has various sublease agreements for its office space, which expire on various dates through December 2018.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2015, the Partnership has receivables due from other affiliates of approximately $756,000 and a payable from due to other affiliates of approximately $194,000. These amounts are included in due to/from affiliates in the statement of financial condition.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee based on the expense sharing agreement.

10. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, WSA's net capital was approximately $9,449,000, which was approximately $8,449,000 in excess of its minimum requirement of approximately $1,000,000.

11. Subsequent event

The Parent made a capital contribution to the Partnership of $727,000 in February 2016.

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#      #   #    #   #    #      #  # #  #  #    # #  #   #  #
#      ##### #  #   #    #   #  #  # # # #  #    # #  ### #
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```

Job : 188
Date: 7/11/2016
Time: 1:17:33 PM